Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission

Washington, DC 20549

October 20, 2022

Re: LiquidPiston, Inc.
Offering Statement on Form 1-A

File 024-11894

Ladies and Gentlemen:

On behalf of LiquidPiston, Inc. I hereby request qualification of the above-referenced offering statement at 12:00 pm Eastern Time, on Tuesday, October 25, 2022, or as soon thereafter as is practicable.

Sincerely,
/s/ Alec Shkolnik

Alec Shkolnik

Chief Executive Officer

LiquidPiston, Inc.

Cc: Jeanne Campanelli CrowdCheck Law LLP